Farmacia Corporation

204/2 Alba Yulie Street, Suite 68

Kishineu, MD 2001 Moldova

May 18, 2011

Via EDGAR & Facsimile

Jeffrey Riedler

Division of Corporate Finance

United States Securities and

Exchange Comicion

100 F Street, N.E.

Washington, DC  20549

Dear Sir:

Re: Farmacia Corporation (the “Company”)

Registration Statement on Form S-1

Filed: May 09, 2011

File No. 333-163815

I am the President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Thursday, May 19, 2011 at 2:00 p.m. EDT.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of  the United States.

Please let me know if you require any further information.

Yours truly,

Farmacia Corporation

Per:      /s/ Irina Cudina

Irina Cudina, President & C.E.O.